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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
               OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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                        MER Telemangement Solutions Ltd.



6-K Items

1. MER Telemanagement Solutions Ltd. Press Release re Claims Against Company Dismissed dated March 11, 2003.

                                                                          ITEM 1

                                                                   Press Release
                                                                   -------------





                        CLAIMS AGAINST COMPANY DISMISSED

     Ramat Gan, Israel, March 11, 2003 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ: MTSL), a leader in the enterprise communications management market, today announced that on March 11, 2003 the Tel Aviv District Court entered a judgment dismissing a complaint filed against the Company in June 2001. The plaintiffs claimed that MTS and the former directors of STS, a subsidiary which was sold to Nice Systems Ltd., caused them damages of approximately $1 million. Under the terms of the judgment, all of the plaintiffs' claims were dismissed and no costs were assessed.

     Chaim Mer the chairman of the board said of the results: "We are very pleased with the resolution of this matter. We have always believed that our company acted appropriately and that the claims against us and the directors of STS were without any basis."

     MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's product FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel, etc.

     MTS IntegraTRAK, Inc., the North American subsidiary of MTS-MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com

(Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United Securities and Exchange Commission filings.)

Contacts:
Yossi Brikman, GM Israel Operations & CFO       Marilena LaRosa
MTS -MER Telemanagement Solutions, Ltd.         The Anne McBride Company, Inc.
Tel: +972-3-671-0777                            Tel: 212-983-1702
Email: Yossi.brikman@mtsint.com                 E-mail: mlarosa@annemcbride.com






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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/ Shai Levanon
                                                ----------------
                                               Shai Levanon, President and Chief
                                               Executive Officer



Date: March 11, 2003